Exhibit 99.1

NOTICE

OF

SWVL HOLDINGS CORP ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON JANUARY 30, 2025

Dear Shareholder:

You are cordially invited to attend our Annual Meeting of Shareholders (the “Annual Meeting”) of Swvl Holdings Corp, a British Virgin Islands company (the “Company,” “we,” “us,” or “our”). The Annual Meeting will be held on January 30, 2025, at 8 a.m. Eastern Time at our corporate offices located at The Offices 4, One Central, Dubai World Trade Centre, Dubai, United Arab Emirates. We intend to hold the Annual Meeting for the following purposes:

1.	To re-appoint three Class III directors to hold office until the annual meeting of shareholders to be held in 2028 and until their respective successors shall be elected and qualified or until their earlier resignation or removal;

2.	To ratify the appointment of Grant Thornton Audit and Accounting Limited (Dubai Branch) as our independent registered public accounting firm for the fiscal year ending December 31, 2024; and

3.	To transact any other business as may properly come before the Annual Meeting or any adjournments thereof.

If you owned our Class A Ordinary Shares, par value $0.0001 per share (“Ordinary Shares”) at the close of business on December 20, 2024 (the “Record Date”), you are entitled to notice of and to vote at the Annual Meeting and at any adjournments or postponement thereof. A list of the shareholders as of the Record Date will be available for inspection at the Annual Meeting.

The Board of Directors recommends a vote “FOR” all of the nominees listed in proposal No. 1 and “FOR” proposal No. 2, as further described in accompanying proxy statement. As of the date of this Notice of Annual Meeting of Shareholders (this “Notice”), we have not received notice of any other matters that may be properly presented at the Annual Meeting.

A proxy statement describing the matters to be voted upon at the Annual Meeting along with a proxy card enabling the shareholders to indicate their vote will be mailed on or about January 10, 2025, to all shareholders entitled to vote at the Annual Meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission under cover of Report of Foreign Private Issuer on Form 6-K and will be available on our website at www.investors.swvl.com on or about December 23, 2024.

You may vote via the Internet, by telephone or by completing and mailing the proxy card you received in the mail in accordance with instructions on your proxy card. If you attend the Annual Meeting, you may vote your shares virtually, even if you have previously voted your proxy. If you plan to attend the Annual Meeting and your Ordinary Shares are not registered in your own name, please ask your broker, bank or other nominee that holds your shares to provide you with evidence of your share ownership. Such proof of share ownership will be required to gain admission to the Annual Meeting.

Your vote is important, regardless of the number of Ordinary Shares you own or whether or not you plan to attend the Annual Meeting. Accordingly, whether or not you plan to attend the Annual Meeting, after reading this Notice and accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card to ensure that your shares will be represented and voted at the Annual Meeting. The proxy card must be received by Continental Stock Transfer & Trust Company or at our office located at The Offices 4, One Central, Dubai World Trade Centre, Dubai, United Arab Emirates, with a copy sent by email to ahmed.misbah@swvl.com in each case marked for the attention of Ahmed Misbah, not later than 11:59 p.m. Eastern time on January 29, 2025, to be validly included in the tally of shares voted at the Annual Meeting. Detailed proxy voting instructions are provided both in the proxy statement and on the proxy card.

By Order of the Board of Directors,

/s/ Mostafa Kandil
Mostafa Kandil Director, Chief Executive Officer and Chairman

December 23, 2024

PROXY STATEMENT

OF

SWVL HOLDINGS CORP ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON JANUARY 30, 2025

The Board of Directors (the “Board”) of Swvl Holdings Corp, a British Virgin Islands company (“we,” “us,” “Swvl” or the “Company”), is soliciting proxies to be used at the Annual Meeting of Shareholders of the Company (the “Annual Meeting”) to be held on January 30, 2025, at 8 a.m. Eastern Time and any postponement or adjournment thereof at The Offices 4, One Central, Dubai World Trade Centre, Dubai, United Arab Emirates.

This proxy statement (the “Proxy Statement”) and the accompanying notice are first being distributed to shareholders on or about December 23, 2024. The Board is requesting that you permit your Class A Ordinary Shares, par value $0.0001 per share (“Ordinary Shares”) to be represented at the Annual Meeting by the persons named as proxies for the Annual Meeting.

The proxy solicitation materials, including the Notice of Annual Meeting of Shareholders, this Proxy Statement, and the proxy card (collectively, the “Proxy Materials”), are being furnished to the holders of our Ordinary Shares, in connection with the solicitation of proxies by the Board for use in voting at the Annual Meeting. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the Annual Meeting. Please read all of the Proxy Materials carefully.

Voting Rights and Outstanding Shares

The Board has fixed the close of business on December 20, 2024 as the record date (the “Record Date”) for the determination of the shareholders entitled to receive notice and to vote at the Annual Meeting or any adjournment(s) or postponement(s) thereof. As of the Record Date, there were 10,719,563 Ordinary Shares issued and outstanding. Each shareholder of record on the Record Date is entitled to one vote per share on all matters to be voted on by shareholders. The Ordinary Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the Annual Meeting or any adjournment(s) or postponement(s) thereof. Any proxies returned without instructions will be voted “FOR” the proposals set forth in the Proxy Materials.

A quorum of a majority of the voting power of the Ordinary Shares entitled to vote as of the Record Date, present in person or by proxy, will be required to conduct the Annual Meeting. Ordinary Shares that abstain or for which the authority to vote is withheld on certain matters (so-called “broker non-votes”) will be treated as present for quorum purposes on all matters. If you choose to have your shares represented by proxy at the Annual Meeting, you will be considered part of the quorum. If a quorum is not present at the Annual Meeting, the Meeting shall be adjourned to a later date in accordance with our memorandum and articles of association. If an adjournment is for more than thirty (30) days or a new record date is fixed for the adjourned meeting, we will provide notice of the adjourned meeting to each shareholder of record entitled to vote at the meeting.

The Ordinary Shares are listed on the Nasdaq Stock Market LLC under the symbol “SWVL”.

Revocability of Proxies

A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Company at the Company’s Dubai office, The Offices 4, One Central, Dubai World Trade Centre, Dubai, United Arab Emirates, a written notice of revocation by a duly executed proxy bearing a later date, provided that such proxy shall be dated no later than, and received by the Company prior to, the Annual Meeting.

Proxy Solicitation Costs

The cost of preparing, assembling, printing and mailing this proxy statement and the accompanying form of proxy, and the cost of soliciting proxies relating to the Annual Meeting, will be borne by the Company. The solicitation of proxies by mail may be supplemented by telephone, telegram and personal solicitation by officers, directors and other employees of the Company, but no additional compensation will be paid to such individuals. Any solicitation made and information provided in such a solicitation will be consistent with the written proxy statement/prospectus and proxy card.

Voting Results

We plan to announce preliminary voting results at the Annual Meeting, and we will report the final results in a Report of Foreign Private Issuer on Form 6-K, which we will furnish to the U.S. Securities and Exchange Commission (the “SEC”).

PROPOSAL 1

RE-APPOINTMENT OF DIRECTORS

Our Board is comprised of seven directors and is divided into three classes (Class I, Class II and Class III) with staggered three-year terms. Directors appointed to the Board serve until the third succeeding annual general meeting after their appointment. Our Board has determined that each member of the Swvl Board, other than Mostafa Kandil, Ahmed Sabbah and Youssef Salem qualifies as independent under the listing standards of the Nasdaq Stock Market LLC.

Our Board has nominated for re-election the individuals identified below for appointment as Class III directors at the Annual Meeting, each of whom is a current director of the Company. Each of these directors will hold office until the third succeeding annual general meeting after their appointment, and/or until his/her respective successor has been appointed and duly qualified. The director nominees set forth below have consented to being named in this Proxy Statement as nominees for election as directors and have agreed to serve as directors if appointed.

We are soliciting proxies in favor of the appointment of the nominees identified below. Unless otherwise instructed, the proxy holders will vote the proxies received by them “FOR” the director nominees named below. If any nominee becomes unable to serve or for good cause will not serve as a director, an event that the Company does not currently anticipate, it is intended that proxies will be voted for any substitute nominee designated by the Board to fill the vacancy or the Board may elect to reduce its size. As of the date of this Proxy Statement, the Board has no reason to believe that the persons named below will be unable or unwilling to serve as directors, if elected.

Biographical information concerning the nominees and other directors appears below.

Name	Age	Position
Mostafa Kandil	32	Chairman of the Board, Director
Dany Farha	53	Independent Director(1)(2)
Victoria Grace	49	Independent Director(1)

(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

Director Nominees

Information concerning the three nominees for Class III director of the Company is set forth below.

Mostafa Kandil is Swvl’s co-founder and has served as its Chief Executive Officer since 2017. Prior to founding Swvl, Mr. Kandil held several leadership positions in the ridesharing and technology industries. Mr. Kandil began his career at Rocket Internet, where he launched the car sales platform Carmudi in the Philippines, which became the largest car classifieds company in the country in just six months. He then served as Rocket Internet’s Head of Operations. In 2016, Mr. Kandil joined Careem, a ridesharing company and the first unicorn in the Middle East. He supported the platform’s expansion into multiple new markets. Careem is now a subsidiary of Uber, based in Dubai/. Mr. Kandil graduated from the American University in Cairo in 2014 with a Bachelor’s Degree in Petroleum and Energy Engineering.

Dany Farha has served on the Swvl Board since February 2018. Mr. Farha is the co-founder, CEO and Managing Partner at BECO Capital Investment LLC, a venture capital firm that provides early stage growth capital and hands-on operational support for technology companies in the Middle East and North Africa. At BECO Capital, he is responsible for investment decisions, fundraising and general management of the firm. Mr. Farha also currently serves as a director on the boards of Kitopi, North Ladder and DrBridge Holding Ltd. Mr. Farha is a graduate of UCL in London in Management Sciences and Finance.

Victoria Grace has served on the Swvl Board since March 2022. Ms. Grace was formerly SPAC’s Chief Executive Officer. Ms. Grace is a founding partner of Colle Capital Partners I, LP, an opportunistic, early stage technology venture fund and Chief Executive Officer and Director of Queen’s Gambit Growth Capital II. Prior to founding Colle Capital, Ms. Grace was a partner at Wall Street Technology Partners LP, a mid-stage technology fund, from November 2000 to February 2014, and a director of Dresdner Kleinwort Wasserstein Private Equity Group from November 2000 to October 2004. In addition, Ms. Grace co-founded, co-managed and served as President of Work It, Mom! LLC, a network site for professional moms with an advertising revenue model from 2007 until its merger with another content company in 2012. She also served on the board of directors of VNV Global Ltd., an investment company with a focus on companies with network effects. Ms. Grace has worked with, and made investments in a broad range of companies, including enterprise software, wireless technologies, medical devices, health IT, FinTech, hardware, virtual reality and D2C retail companies. Notable investments that Ms. Grace either led or worked closely with include Apriso (acquired by Dassault Systemes), AZA Group (formerly BitPesa Ltd.), Lon, Inc. (d/b/a Bread) (acquired by Alliance Data Systems Operations), CargoX Ltd., Concourse Global Enrollment, Inc., Health Platforms Inc. (Doctor.com) (acquired by Press Ganey Associates LLC), EnsoData Inc., Hyliion Inc. (NYSE: HYLN), Maven Clinic Co., MaxBone, Inc., MetaStorm Inc. (acquired by OpenText Corporation), Netki, Inc., Numan, Parkside Securities, Inc., QMerit, Inc., Radar, Sensydia Corporation, Skopenow, Inc., Swiftmile, Inc., Syft (acquired by Recruit Holdings Co Ltd., owner of indeed.co.uk) and Vergent Bioscience, Inc. Ms. Grace received her Bachelor of Arts in economics and biochemistry from Washington University in St. Louis in 1997.

Directors Not Standing For Election at the Annual Meeting

Esther Dyson has served on the Swvl Board since April 2018. Ms. Dyson is the active executive founder of the nonprofit project Wellville and is a leading angel investor focused on technology and other core sectors, with notable investments including 23andMe (former board member), Evernote (former board member), Flickr, Ilara Health, Meetup (former board member), Omada Health, ProofPilot, Square, WPP Group (former board member) and Yandex (board member). Ms. Dyson is also an accomplished journalist, author, commentator, and philanthropist. Ms. Dyson was Founding Chair of ICANN (Internet Corporation for Assigned Names and Numbers) from 1998 to 2000 and currently sits on the boards of the Long Now Foundation, Open Corporates and The Commons Project. Ms. Dyson’s prior experience also includes working as a securities analyst for New Court Securities and then Oppenheimer & Co. from 1977 to 1982, where she covered companies in technology and logistics, including the startup Federal Express. Ms. Dyson is also author of the bestselling, widely translated 1996 book “Release 2.0: A Design for Living in the Digital Age.”

Ayman Ismail has served on the Swvl Board since May 2023. Mr. Ismail served as the Founding Chairman of Egypt New Administrative Capital. He is an accomplished executive with over 30 years’ experience across large multinationals in leadership roles. Previously, he worked with Pepsi as President, North Africa, and Chairman & CEO, with approximately 10,000 employees where he established the joint venture with El Maraay to enter the dairy market. Prior to Pepsi, Mr. Ismail served in a senior position with Procter & Gamble across Europe and Americas, responsible for significant transactions, such as its acquisition of Gillette. Mr. Ismail is a graduate of Harvard University and served as Chairman of the Board - Endeavor Egypt.

Youssef Salem has served on the Swvl Board since February 2024. Mr. Salem previously served as Swvl’s Chief Financial Officer from September 1, 2021 to March 31, 2023, where he led accounting, tax, treasury, financial planning and analysis functions. From October 2023 until the present, Mr. Salem has served as Chief Financial Officer of ADNOC Drilling. Prior to joining Swvl, Mr. Salem spent nine years in investment banking at Moelis & Company and QInvest LLC, where he executed M&A, capital raises and other financing transactions across numerous sectors, including infrastructure, technology, media and telecommunications, financial services and real estate. Mr. Salem was previously an Adjunct Professor of Practice at the American University in Cairo. Mr. Salem received a Bachelor of Science in Actuarial Science from the American University in Cairo and is a CFA Charter-holder and Fellow of the Society of Actuaries.

On February 12, 2024, the Board appointed Youssef Salem to fill vacancy and to serve as a Class II director of the Board, for the remainder of the full term of Mr. Bjorn von Sivers, who resigned from his position as a member of the Board on June 30, 2023. On December 22, 2024, the Board ratified and confirmed the appointment of Youssef Salem as a Class II director of the Board, to hold office until the second succeeding annual meeting after the Annual Meeting to be held on January 30, 2025 and/or until his/her respective successor has been appointed and duly qualified and/or until removal or resignation.

Required Vote

Approval of Proposal No. 1 (Re-Appointment of Directors) will require the affirmative vote of a majority of the votes present in person or by proxy at the Annual Meeting and voting on the proposal. Pursuant to our memorandum and articles of association, holders of Ordinary Shares who are present but do not vote, blanks and abstentions shall not be counted for purposes of determining if a majority has been obtained.

Recommendation

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” EACH DIRECTOR NOMINEE

PROPOSAL 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board (the “Audit Committee”), which is composed entirely of independent directors, has selected Grant Thornton Audit and Accounting Limited (Dubai Branch) (“Grant Thornton”), independent registered public accounting firm, to audit our financial statements for the fiscal year ending December 31, 2024. Ratification of the selection of Grant Thornton by shareholders is not required by law. However, as a matter of good corporate practice, such selection is being submitted to the shareholders for ratification at the Annual Meeting. If the shareholders do not ratify the selection, the Board and the Audit Committee will reconsider whether or not to retain Grant Thornton, but may, in their discretion, retain Grant Thornton. Even if the selection is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such change would be in the best interests of the Company and its shareholders.

Representatives from Grant Thornton have been invited and may be in attendance at the Annual Meeting via teleconference to respond to any appropriate questions and will have the opportunity to make a statement, if they so desire.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Independent Registered Public Accounting Firm Fees and Other Matters

The following table sets forth, for each of the years indicated, the fees expensed by our independent registered public accounting firm:

	For the Year Ended December 31,
	2022	2023
Audit fees(1)	$1,050,000	$425,000
Audit related fees	-	-
Tax fees	-	-

(1) “Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of documents filed with the SEC.

Pre-Approval Policy

Our Audit Committee pre-approves all auditing services and permitted non-audit services to be performed for the Company by our independent auditor, including the fees and terms thereof (subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Our Audit Committee pre-approved all audit services provided to us during the periods listed above.

Required Vote

Approval of Proposal No. 2 (Ratification of Appointment of Independent Registered Public Accounting Firm) will require the affirmative vote of a majority of the votes present in person or by proxy at the Annual Meeting and voting on the proposal. Pursuant to our memorandum and articles of association, holders of Ordinary Shares who are present but do not vote, blanks and abstentions shall not be counted for purposes of determining if a majority has been obtained.

Recommendation

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE RATIFICATION OF GRANT THORNTON AUDIT AND ACCOUNTING LIMITED (DUBAI BRANCH) AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2024

DOCUMENTS ON DISPLAY

The Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 30, 2024, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the Investor Relations section of the Company’s website at www.investors.swvl.com.

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

OTHER MATTERS

We know of no other matters to be submitted at the Annual Meeting. If any other matters properly come before the Annual Meeting, it is the intention of the proxy holders to vote the shares they represent in accordance with their best judgment, unless you direct them otherwise in your proxy instructions.

Whether or not you intend to be present at the Annual Meeting, we urge you to submit your signed proxy card promptly.

1. Re-Appointment of Directors (a) Mostafa Kandil (b) Dany Farha (c) Victoria Grace 2. Ratification of Appointment of Gran Thornton Audit and Accounting Limited (Dubai Branch) as Independent Registered Public Accounting Firm for the Fiscal Year Ending December 31, 2024 SWVL HOLDINGS CORP FOLD HERE DO NOT SEPARATE INSERT IN ENVELOPE PROVIDED Signature_________________________________ Signature, if held jointly_____________________________________ Date____________ Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such. Please mark your votes like this X 194238 SWVL Holdings Proxy Card Rev1 Front CONTROL NUMBER PROXY THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1 AND 2. PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY. INTERNET – www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares. MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided. Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on January 29, 2025. .. YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. IMMEDIATE - 24 Hours a Day, 7 Days a Week or by Mail Vote by Internet - QUICK EASY FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN 2025

FOLD HERE DO NOT SEPARATE INSERT IN ENVELOPE PROVIDED PROXY THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS SWVL HOLDINGS CORP 194238 SWVL Holdings Proxy Card Rev1 Back The undersigned appoints Mostafa Kandil and Abdullah Mansour, and each of them, as proxies, each with the power to appoint his substitute, and authorizes each of them to represent and to vote, as designated on the reverse hereof, all of the Class A Ordinary Shares of SWVL Holdings Corp held of record by the undersigned at the close of business on December 20, 2024 at the Annual Meeting of Shareholders of SWVL Holdings Corp to be held on January 30, 2025, or at any adjournment thereof. THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF PROPOSALS 1 AND 2, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. (Continued and to be marked, dated and signed on the other side) Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders The Proxy Statement and our 2023 Annual Report to Shareholders are available at: https://www.cstproxy.com/swvl/2025 2025